PROSPECTUS SUPPLEMENT                          Filed pursuant to Rule 424(b)(3)
MAY 7, 1998                                    Prospectus relating to
(TO PROSPECTUS DATED MAY 7, 1998)              Registration Statement No.
                                               333-51331


                                3,807,294 SHARES
                               TCA CABLE TV, INC.
                                  COMMON STOCK


     This Prospectus Supplement relates to 3,707,294 outstanding shares of common stock to be sold by the Estate of Robert M. Rogers, Deceased (the "Estate") and 100,000 outstanding shares of common stock to be sold by the Rogers Property Trust (the "Trust"). The Estate and the Trust are referred to in this Prospectus Supplement as the "Selling Shareholders" and the 3,807,294 shares to be sold by the Selling Shareholders are referred to in this Prospectus Supplement as the "Shares". The Shares are being offered by the Selling Shareholders, through Donaldson, Lufkin & Jenrette Securities Corporation, as exclusive placement agent (the "Placement Agent") for the Selling Shareholders on a best efforts basis. The Placement Agent will purchase a portion of the Shares (the "Purchased Shares") for its own account at $59 per share and will resell these shares at varying prices to be determined at the time of sale. TCA Cable TV, Inc. (the "Company") will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
               ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
                  OR THE PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------------
                                                                   PROCEEDS TO SELLING
                             PRICE TO THE PUBLIC   COMMISSIONS(1)    SHAREHOLDERS(2)
--------------------------------------------------------------------------------------
Per Share...................       $59.00              $1.18             $57.82
Total....................... $224,630,346.00(3)    $4,492,606.92     $220,137,739.08
--------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(2) Before deducting expenses estimated at $190,000 to be paid by the Selling Shareholders.
(3) Assumes that the Purchased Shares are sold to the public by the Placement Agent at $59 per Share. The Total Price to the public will change to the extent the Purchased Shares are not sold at $59 per Share.


     The Shares are offered, subject to prior sale, subject to the right of the Selling Shareholders to reject orders in whole or in part, and subject to the right of the Placement Agent to reject orders for the Purchased Shares. It is expected that delivery of the Shares will be made against payment in New York, New York on or about May 12, 1998.


                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE PLACEMENT AGENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. THE PLACEMENT AGENT MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                              SELLING SHAREHOLDERS

     Assuming all of the Shares offered hereby are sold, the Trust will own no shares of common stock after the offering and the Estate will own 67,300 shares of common stock. The Company filed the Registration Statement relating to the offering of the Shares under an agreement dated as of April 29, 1998 with the Selling Shareholders in which the Company agreed to assist the Selling Shareholders in the orderly disposition of the Shares.


                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Placement Agent Agreement dated May 7, 1998 among the Selling Shareholders, the Company and Donaldson, Lufkin & Jenrette Securities Corporation (the "Placement Agent"), the Placement Agent has agreed to act as the exclusive placement agent for the Selling Shareholders in connection with the sale of the Shares offered hereby. The Placement Agent is acting for the Selling Shareholders on a best efforts basis. In connection with the offering, the Placement Agent has purchased 234,294 Shares for its own account at $59 per Share. The Selling Shareholders will offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement. The Placement Agent will offer the Shares it has purchased at varying prices to be determined at the time of sale.

     The Placement Agent Agreement provides that the obligation of any party to purchase the Shares, whose offer to purchase the Shares has been solicited by the Placement Agent and accepted by a Selling Shareholder, will be subject to certain conditions set forth in the Placement Agent Agreement.

     The Selling Shareholders have agreed to pay the Placement Agent the commissions set forth on the cover page of this Prospectus Supplement and the out of pocket expenses of the Placement Agent in connection with its engagement as placement agent for the Shares.

     The Company and the Selling Shareholders have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the Placement Agent may be required to make in respect hereof.

     The Company has agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), for a period of 30 days after May 7, 1998 without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Notwithstanding the foregoing, (i) the Company may grant stock options pursuant to the Company's existing stock option plan and (ii) the Company may issue shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and may grant stock options under the Company's existing stock option plan. The Company also has agreed not to file any registration statement with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 30 days after May 7, 1998 without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     The Selling Shareholders have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause
(i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), except for the Shares offered hereby, for a period of 90 days after May 7, 1998 without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, for a period of 90 days after May 7, 1998 without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, the Selling Shareholders will not make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

     In connection with the offering, the Placement Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Placement Agent may overallot, creating a short position. The Placement Agent may bid for and purchase shares of Common Stock in the open market to cover its short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Placement Agent is not required to engage in these activities, and may end any of these activities at any time.

     The Placement Agent may also engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. The Placement Agent is not required to engage in passive market making and may end passive market making activities at any time.

PROSPECTUS

                               TCA CABLE TV, INC.

                        3,807,294 SHARES OF COMMON STOCK

         This Prospectus relates to the offer and sale of up to 3,807,294 shares (the "Shares") of common stock, par value $0.10 per share (the "Common Stock") of TCA Cable TV, Inc. (the "Company") by Kanaly Trust Company, acting in its capacity as the Independent Executor of the Estate of Robert M. Rogers, Deceased (the "Estate"), and in its capacity as sole Trustee of Rogers Property Trust (collectively, the "Selling Shareholders").

         The Common Stock is quoted under the symbol "TCAT" on the Nasdaq National Market System. The Shares may be sold from time to time by the Selling Shareholders directly to purchasers, through agents, or through one or more brokers or dealers at prices to be determined at the time of sale.

         The specific number of shares to be sold, purchase price paid, and agent, broker or dealer, if any, involved in connection with a sale of Shares under this Prospectus will be set forth in a supplement to this Prospectus.

         Upon any sale of the Common Stock offered hereby, the Selling Shareholders and participating agents, brokers or dealers may be deemed to be underwriters as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and commissions or discounts or any profit realized on the resale of such securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution." The Company will not receive any of the proceeds from the sales by the Selling Shareholders.

         The Selling Shareholders have engaged Donaldson, Lufkin & Jenrette Securities Corporation to act as their exclusive financial advisor and as exclusive placement agent for sales of the Shares. See "Plan of Distribution." The Selling Shareholders will pay all expenses of this Offering.






                  The date of this Prospectus is May 7, 1998.


                             --------------------


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; at the Commission's Chicago Regional office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661- 2511; and at the Commission's New York Regional office located at 7 World Trade Center, Room 1300, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Additionally, the Commission maintains a website (http://www.sec.gov) that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is listed on the Nasdaq National Market System.


         The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 (the "Registration Statement") in connection with the offer and sale of the Common Stock offered hereby under the Securities Act. The Registration Statement was filed pursuant to an agreement, dated April 29, 1998, between the Company and the Selling Shareholders. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits thereto. Copies of the Registration Statement are available from the Commission. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


         The Company's principal executive offices are located at 3015 SSE Loop 323, Tyler, Texas 75701 and its telephone number is (903) 595-3701.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed with the Commission by the Company, are incorporated herein by reference and made a part hereof:

         (a) Annual Report of the Company on Form 10-K for the year ended October 31, 1997 (the "Annual Report");

         (b) Quarterly Report of the Company on Form 10-Q for the quarter ended January 31, 1998;


         (c) Current Reports of the Company on Form 8-K, filed with the Commission on January 22, 1998, January 27, 1998, February 13, 1998 and April 2, 1998;


         (d) Description of the Common Stock contained in the Company's Registration Statement on Form S-1 (No. 2-075516) and Registration Statement on Form 8-A (No. 2-88892), effective as of March 17, 1984; and

         (e) Description of Preferred Share Purchase Rights contained in the Company's Registration Statement on Form 8-A filed with the Commission on January 22, 1998.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock to be made hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such documents should be directed to Jimmie F. Taylor, TCA Cable TV, Inc., 3015 SSE Loop 323, Tyler, Texas 75701, telephone number (903) 595-3701.


                                  THE COMPANY

         TCA Cable TV, Inc. (the "Company") is engaged in the development, operation and management of cable television systems. As of March 31, 1998, based on number of subscribers, the Company is the sixteenth largest cable television operator in the United States, serving approximately 870,000 subscribers through 62 cable television systems with approximately 1,000,000 homes passed. Over 90% of the Company's subscribers are located in regional clusters, primarily in Texas, Louisiana and Arkansas. The Company also operates clusters in Oklahoma and has one system in each of Idaho, Mississippi and New Mexico. The Company intends to continue to concentrate its activities in these and similar non-urban markets where residents rely on cable television to provide quality reception and services, referred to by the Company as "classic cable markets." In addition, through its wholly owned subsidiary, VPI Communications, Inc., d/b/a CableTime ("CableTime"), the Company is the largest third party turnkey advertising insertion provider serving the cable television industry in the United States.


                              SELLING SHAREHOLDERS

         This Prospectus covers the offer and sale of Shares (i) by Kanaly Trust Company, a Texas trust company (the "Executor"), as Independent Executor of, and on behalf of, the Estate of Robert M. Rogers, Deceased, pursuant to letters testamentary issued in accordance with the terms and conditions of the Last Will and Testament of Robert M. Rogers and (ii) owned by the Rogers Property Trust (the "Trust"). Robert M. Rogers was the founder, Chairman of the Board, director and largest shareholder of the Company prior to his death on September 18, 1997. The Trust was established by Mr. Rogers and his wife prior to his death. Neither the Selling Shareholders nor any of the officers of the Executor has had any position, office or other material relationship with the Company or any of its affiliates within the past three years from the date of this Prospectus.

         The table below sets forth information concerning Common Stock owned by the Selling Shareholder:

                                  Ownership of Common       Common Stock Offered     Amount and Percentage of
             Name               Stock Prior to Offering   for Selling Shareholder    Class after Offering(1)
 ---------------------------    -----------------------   -----------------------    ------------------------
 Estate of Robert M. Rogers,          3,774,594                 3,707,294                  67,300 (less than 1%)
 Deceased
 Rogers Property Trust                  100,000                   100,000                     --

--------------

(1)      Based on 24,937,096 shares of Common Stock outstanding on April 21,
         1998.


                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Common Stock hereby.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby may be offered for sale directly by the Selling Shareholders through agents or through one or more broker dealers. The price of the Shares offered hereby will be determined at the time of sale. Donaldson Lufkin & Jenrette Securities Corporation ("Placement Agent") has been retained to act as exclusive financial advisor and exclusive placement agent for the Selling Shareholders in arranging sales of the Shares.

         The Selling Shareholders and the Company have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act.

         The Selling Shareholders will pay the registration fees, printing expenses, accounting fees, underwriting discounts or commissions, brokers' fees, the fees and expenses of any counsel to the Selling Shareholders and the Company related thereto and any other expenses of the Offering.

                                 LEGAL MATTERS

         Certain legal matters in connection with the Common Stock offered hereby have been passed upon for the Company by Jackson Walker L.L.P., 901 Main Street, Suite 6000, Dallas, Texas 75202.

                                    EXPERTS

         The consolidated balance sheets as of October 31, 1997 and 1996, and the consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1997, appearing in the Company's Annual Report on Form 10-K, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


         The audited combined balance sheets, combined statements of operations and retained earnings, and combined statements of cash flows of certain cable television systems indirectly owned by Tele-Communications, Inc. in and around Texas and Louisiana as of September 30, 1997 and December 31, 1996 and 1995, and for the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, appearing in the Company's Current Report on Form 8-K filed with Commission on January 27, 1998 incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

-------------------------------------------------------------------------------

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or in the accompanying Prospectus, and if given or made, such information or representations must not be relied upon. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation to buy any securities other than registered securities to which it relates, or an offer to or a solicitation of any person in any jurisdiction where such offer or solicitation would be unlawful. The delivery of this Prospectus Supplement or the accompanying Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.



                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

                              PROSPECTUS SUPPLEMENT

Selling Shareholders...................................................  S-2
Plan of Distribution...................................................  S-2


                                   PROSPECTUS

Available Information..................................................   3
Incorporation by Reference.............................................   3
The Company............................................................   4
Selling Shareholders...................................................   4
Use of Proceeds........................................................   4
Plan of Distribution...................................................   5
Legal Matters..........................................................   5
Experts................................................................   5


-------------------------------------------------------------------------------



-------------------------------------------------------------------------------


                                3,807,294 Shares

                                  Common Stock




                               TCA CABLE TV, INC.











                                   May 7, 1998




                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION


-------------------------------------------------------------------------------